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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CSS Industries, Inc.
(Name of Subject Company (Issuer))

Tom Merger Sub Inc.
(Offeror)

IG Design Group Americas, Inc.
(Direct Parent of Offeror)

IG Design Group Plc
(Indirect Parent of Offeror)
(Names of Filing Persons)

Common Stock, $0.10 par value
(Title of Class of Securities)

125906107
(CUSIP Number of Class of Securities)

Gideon Schlessinger,
President and CEO
IG Design Group Americas, Inc.
555 Glenridge Connector, Suite 300
Atlanta, Georgia 30342
Telephone: (770) 551-9727
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Andrew Hough
Seyfarth Shaw LLP
1075 Peachtree St., Suite 2500
Atlanta, GA 30309
(404) 885-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$90,230,402.60	$11,711.91

(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 8,880,297 shares of voting common stock, par value $0.10 per share, at an offer price of $9.40 per share. The transaction value also includes (i) 263,000 shares issuable pursuant to outstanding Company Stock Options, and (ii) 455,682 shares issuable pursuant to outstanding Company restricted stock units and performance-based stock units, assuming satisfaction of any performance-based vesting criteria at target levels, multiplied by the offer price of $9.40 per share. The calculation of the filing fee is based on information provided by CSS Industries, Inc. as of the close of business on January 17, 2020.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    Third-party tender offer subject to Rule 14d-1.

  ☐    Issuer tender offer subject to Rule 13e-4.

  ☐    Going-private transaction subject to Rule 13e-3.

  ☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by (i) IG Design Group Americas, Inc., a Georgia corporation ("Parent"), (ii) Tom Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Purchaser"), and (iii) IG Design Group Plc, a public limited company incorporated and registered in England and Wales ("IG Design"). Parent is a wholly-owned subsidiary of IG Design. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the "Shares") of CSS Industries, Inc., a Delaware corporation (the "Company"), at a price of $9.40 per Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the "Offer Price"), upon the terms and conditions set forth in the offer to purchase, dated January 31, 2020 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer." This Schedule TO is being filed on behalf of Purchaser, Parent and IG Design. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of January 20, 2020 (together with any amendments or supplements thereto, the "Merger Agreement"), among Parent, Purchaser, IG Design and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

CSS Industries, Inc.
450 Plymouth Road, Suite 300
Plymouth Meeting, PA 19462
(610) 729-3959

        (b)    Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on January 17, 2020, there were 8,880,297 Shares issued and outstanding, 263,000 Shares issuable pursuant to outstanding stock option grants, 474,738 Shares issuable pursuant to outstanding Company restricted stock units and 455,682 Shares issuable pursuant to outstanding Company restricted stock units and performance stock units assuming satisfaction of any performance-based vesting criteria at target levels.

        (c)    Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 8 ("Certain Information Concerning the Purchasing Parties") and Schedule I attached thereto.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

        THE TENDER OFFER—Section 1 ("Terms of the Offer")

        THE TENDER OFFER—Section 2 ("Acceptance for Payment and Payment for Shares")

        THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

        THE TENDER OFFER—Section 4 ("Withdrawal Rights")

        THE TENDER OFFER—Section 5 ("Material United States Federal Income Tax Consequences")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 15 ("Certain Conditions of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        THE TENDER OFFER—Section 18 ("Miscellaneous")

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions and (b) Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends")

        THE TENDER OFFER—Section 8 ("Certain Information Concerning the Purchasing Parties")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        (c)    (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        (b)    Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 15 ("Certain Conditions of the Offer")

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 8 ("Certain Information Concerning the Purchasing Parties") and Schedule I attached thereto

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        (b)    Securities Transactions.    Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 18 ("Fees and Expenses")

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        THE TENDER OFFER—Section 17 ("Appraisal Rights")

        (c)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 31, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit No.	Description
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on January 31, 2020.
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Media Release of IG Design Group Plc dated January 31, 2020.
(a)(5)(B)*	Placing Agreement dated January 20, 2020 by and between IG Design Group PLC and Canaccord Genuity Limited.
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., Tom Merger Sub Inc. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 21, 2020).
(d)(2)	Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.
(d)(3)	Amendment dated October 31, 2019 to Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.
(g)	Not applicable
(h)	Not applicable

        *  Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM MERGER SUB INC.
By:	/s/ GILES WILLITS
	Name:	Giles Willits
	Title:	President
	Date:	January 31, 2020
IG DESIGN GROUP AMERICAS, INC.
By:	/s/ GIDEON SCHLESSINGER
	Name:	Gideon Schlessinger
	Title:	President and Chief Executive Officer
	Date:	January 31, 2020
IG DESIGN GROUP PLC
By:	/s/ PAUL FINEMAN
	Name:	Paul Fineman
	Title:	Chief Executive Officer
	Date:	January 31, 2020

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE